

26 April 2019



PITTSBURGH

Two Great Locations

26 April 2019





The Point offers the ultimate urban living and dining experiences. Located at the corner of Commonwealth Place and Boulevard of the Allies, it's just across the street from Point State Park. There's an energy downtown – it's the pulse of Pittsburgh. Colloquially referred to as The Golden Triangle, The Point makes it easy to do everything and anything in the city.

Located at 333 East Carson Street, **The Highline** is Pittsburgh's newest destination. Located in the historic former Terminal Building, it is undergoing a massive renovation, creating vibrant workspace with new office buildings on an urban campus setting along with 100,000 sf of new retail operation. Over the past few years, the South Side has developed into a cool, hip nightlife destination for young people in Pittsburgh.

Sly Fox Brewing Co. | PITTSBURGH

Two Great Locations

26 APRIL 2019




N Shore Dr
Convention Center
Sienna Mercato
Pittsburgh
CULTURAL DISTRICT
579
380
I-579 HOV
Webster Ave
Bedford Ave
Centre Ave
279
Point State Park
Fort Pitt Museum
Sly Fox
BREW LAB & PUB
DOWNTOWN
Dunkin'
Wylie Ave
Crawford St
Logan St
Fifth Ave
Point Park University
Steel Plaza
PPG Paints Arena
Reed St
Miller St
Dinwiddie St
376
Fort Pitt Blvd
Fifth Ave
Duquesne University
Pride St
Our Way
Forbes Ave
Boulevard of the Allies
Armstrong Tunnel
Seltz St
UPTOWN
Highmark Stadium
W Carson St
Sheraton Pittsburgh Hotel at Station Square
First Avenue
885
Grandview Overlook
Monongahela River
Station Square
Bigham St
Amabell St
Merrimac St
Ulysses St
Bertha St
Wabash Tunnel
10th St Bridge
Station Square
Virginia Ave
Shiloh St
Sly Fox
TAPHOUSE
S 8th St
Giant Eagle
Muriel St
Fat Head's Saloon
Grace St
Belonda St
Natchez St
Wyoming
Bingham St
Cabot Way
E Carson St
Arlington Ave

Sly Fox Brewing Co. | PITTSBURGH

Map View

26 APRIL 2019

Sly Fox | PITTSBURGH

Aerial View

26 APRIL 2019



Sly Fox | PITTSBURGH | Taphouse at The Point
300 Liberty - River Vue

Aerial View

26 APRIL 2019



Sly Fox | PITTSBURGH | Taphouse at The Point
300 Liberty - River Vue

Street View

26 APRIL 2019



MIXING / STORAGE
102A

SE2

SE1   SE3

WALK-IN COOLER
107

PREP AREA
102

SE4

PIZZA / BAR
101

SE13

SE12

SE7   SE8   SE9

SE10

OUTDOOR SEATING

SE11

STORAGE
103

STORAGE
106

STORAGE
106

MEN'S RESTROOM
105

WOMEN'S RESTROOM
104

OUTDOOR SEATING

SEATING AREA
100

OUTDOOR SEATING

OUTDOOR SEATING

Sly Fox | PITTSBURGH | Taphouse at The Point
300 Liberty - River Vue

Floor Plan
26 APRIL 2019





Sly Fox | PITTSBURGH | Brew Lab & Pub
The Highline

Conceptual Drawing

26 APRIL 2019



Sly Fox | PITTSBURGH | Brew Lab & Pub
The Highline

Conceptual Drawing

26 APRIL 2019

Monongahela River

Venture Outdoo

Sly Fox | PITTSBURGH | Brew Lab & Pub
The Highline

Aerial View

26 APRIL 2019





Sly Fox | PITTSBURGH | Brew Lab & Pub
The Highline

Floor Plan

26 APRIL 2019




Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Build Out & Material Inspiration

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Outdoor Games

26 APRIL 2019





Sly Fox Brewing Co. | PITTSBURGH

Primary Brand Logo
26 APRIL 2019







Sly Fox Brewing Co. | PITTSBURGH

Supporting Glyph & Combined Logo

26 APRIL 2019



PRIMARY BRAND PALETTE







PMS 7579
R 204 G 64 B 26
C 7 M 80 Y 98 K 0
Hex #cc401a

PMS 7627
R 145 G 25 B 28
C 22 M 95 Y 94 K 15
Hex #91191c

PMS Black
R 0 G 0 B 0
C 0 M 0 Y 0 K 100
Hex #000000

SUPPORTING PALETTE







PMS 7499
R 236 G 223 B 160
C 4 M 7 Y 34 K 0
Hex #ecdfa0

PMS 5835
R 142 G 136 B 66
C 38 M 31 Y 78 K 5
Hex #8e8842

PMS 4625
R 61 G 32 B 31
C 43 M 73 Y 81 K 58
Hex #3d2015

Sly Fox Brewing Co. | PITTSBURGH

Brand Color Scheme
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Brewery in Pottstown
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Brewery in Pottstown
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Brewery in Pottstown

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Tasting Room In Pottstown

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Tasting Room In Pottstown
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Tasting Room In Pottstown

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Tasting Room In Pottstown

26 APRIL 2019



  

Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Craft Beers

26 APRIL 2019









SLY FOX
BEER
360
India Pale Ale
16 FL. OZ. | 473mL | 1 PINT
PENNSYLVANIA BY SLY FOX
SLY FOX
BEER
LIQUID
SLY FOX
ODYSSEY
IMPERIAL
IPA
Craft Brewed in Pennsylvania
12 FL OZ
(355mL)

Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Craft Beers

26 APRIL 2019



Sly Fox
BREWING COMPANY







INDIA PALE ALE
VULPULIN
IPA
BREWING COMPANY
AUBURN 87.5
HAMBURG 79.5
READING 58.5
SCHUYLKILL RIVER TRAIL
SRT
ALE
A PORTION OF THE PROCEEDS OF SRT ALE BENEFITS THE
SUMMER ALE
12 FL OZ
(355mL)

Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Craft Beers

26 APRIL 2019









INSPIRING LEMON WHEAT ALE
Sly Fox
Alex's Lemon Wheat
Ale with Lemon & Natural Flavors
INVIGORATING COFFEE PORTER
MUDLUST
COFFEE PORTER
Sly Fox
BREWING COMPANY
Sly Fox
Christmas
ALE BREWED WITH
ALLSPICE, CINNAMON, CLOVES, GINGER & NUTMEG
6.3%
ALC. by VOL.

Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Craft Beers

26 APRIL 2019





Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Bock Fest & Goat Races
26 APRIL 2019




Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Bock Fest & Goat Races
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Bock Fest & Goat Races
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Bock Fest & Goat Races
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Can Jam & Music Festival
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Can Jam & Music Festival
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Can Jam & Music Festival
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Fox Trot Road Races
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Fox Trot Road Races
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Taps, Trucks & Tunes
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Taps, Trucks & Tunes
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Sly Fox Cyclocross

26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Sly Fox Cyclocross
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – Sly Fox Cyclocross
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – SRT Spree
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – SRT Spree
26 APRIL 2019






Sly Fox Brewing Co. | PITTSBURGH

Sly Fox Events – SRT Spree
26 APRIL 2019

